

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170007

DIVISION OF
CORPORATION FINANCE

January 12, 2017

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Ameren Corporation
Incoming letter dated December 22, 2016

Dear Mr. Williams:

This is in response to your letter dated December 22, 2016 concerning the shareholder proposal submitted to Ameren by the Missouri Coalition for the Environment. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Edward Smith
Missouri Coalition for the Environment
esmith@moenviron.org

January 12, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ameren Corporation
Incoming letter dated December 22, 2016

The proposal relates to a report.

There appears to be some basis for your view that Ameren may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Ameren's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Ameren omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

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Marc O. Williams

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212 450 6145 tel
212 701 5843 fax
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December 22, 2016

Re: ***Shareholder Proposal Submitted by Missouri Coalition for the Environment***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Ameren Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (collectively, the "**2017 Proxy Materials**") a shareholder proposal and related supporting statement (as revised by the Proponent as shown on Exhibit E, the "**Proposal**") received from Missouri Coalition for the Environment (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned Proposal from the 2017 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we have submitted this letter and the related correspondence from the Proponent to the Staff via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive 2017 proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A (as further revised by Exhibit E, as noted below), may properly be omitted from the 2017 Proxy Materials pursuant to the provisions of Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to establish in a timely manner that it had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholder meeting for at least one year by the date on which it submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. For the purposes of Rule 14a-8(b)(2)(i), when the securities are held through the Depository Trust Company ("**DTC**"), the Staff has determined that "only DTC participants should be viewed as 'record' holders of securities." Staff Legal Bulletin No. 14F (Oct. 18, 2011). If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. Where a proponent submits proof of ownership, but such proof of ownership does not meet the above requirements because it fails to cover the correct one-year period, the company's notice should "identify the specific date on which the proposal was submitted and explain that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." Staff Legal Bulletin No. 14G (Oct. 16, 2012). A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency.

In this case, the Proposal was submitted to the Company by mail on November 10, 2016 (the "**Submission Date**").[1] Accompanying the Proposal was a written statement from Ms. Erica Jackson at Wells Fargo Advisors, LLC (the "**Initial Wells Fargo Letter**," a copy of which is attached hereto as Exhibit C). The Initial Wells Fargo Letter was dated as of November 9, 2016 and stated:

> This letter serves as confirmation that MO Coalition for the Environment owns 249 shares of Ameren Corp Stock (AEE) in Standard account number ending in ***FISMA & OMB MEMORANDM M-07-16*** with Wells Fargo Advisors, LLC. This information was based on the details of the account as of the close of business on November 8, 2016.

The Initial Wells Fargo Letter failed to provide sufficient proof of ownership to demonstrate that the Proponent is eligible to submit the Proposal for inclusion in the Company's proxy statement under Rule 14a-8 because it failed to "verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted" and stated only that

[1] Although dated as of November 9, 2016, the Proposal was postmarked on November 10, 2016 and was sent by "USPS Priority Mail." Therefore, the Proposal's Submission Date for Rule 14a-8 purposes is November 10, 2016. Please find a copy of the USPS envelope attached as Exhibit B.

the Proponent had beneficially owned the requisite amount of Company shares as of November 8, 2016—two days before the Submission Date of the Proposal.

Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal, and, in compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "**Notice of Deficiency**," a copy of which is attached hereto as Exhibit D) to the Proponent on November 28, 2016 by UPS "Next Day Air", requesting that the Proponent provide revised proof of ownership sufficient to comply with Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. In accordance with the guidance set forth in Staff Legal Bulletin No. 14G (Oct. 16, 2012), the Notice of Deficiency expressly (a) identified the specific date on which the Proposal was submitted for Rule 14a-8 purposes, (b) set forth the applicable Rule 14a-8 procedural requirements in detail, (c) identified the specific defect regarding the dates set forth in the Initial Wells Fargo Letter and (d) explained that the Proponent must obtain a new proof of ownership letter verifying the Proponent's continuous ownership of the requisite amount of securities for the entire one-year period preceding and including the Submission Date to cure the defect.

On December 13, 2016, the Proponent sent a letter in response to the Notice of Deficiency, received by the Company on December 14, 2016 (the "**Response Letter**," a copy of which is attached hereto as Exhibit E), which included a written statement from Ms. Erica Jackson at Wells Fargo Advisors (the "**Revised Wells Fargo Letter**," a copy of which is attached hereto as Exhibit F).[2] The Revised Wells Fargo Letter was dated as of December 5, 2016 and stated:

> This letter serves as confirmation that MO Coalition for the Environment has owned 249 shares of Ameren Corp Stock (AEE) in Standard account number ending in ***FISMA & OMB MEMORANDUM M-07-16*** with Wells Fargo Advisors for more than a year. This information was based on the details of the account as of the close of business on December 2, 2016.

The Revised Wells Fargo Letter failed to comply with the Rule 14a-8 requirements described above and in the Notice of Deficiency because it did not cover the entire one-year period preceding and including the original Submission Date (November 10, 2016). The Revised Wells Fargo Letter stated only that the Proponent had beneficially owned the requisite amount of Company shares "for more than a year" from December 2, 2016. No proof of ownership has been provided for the period from November 10, 2015 to December 1, 2015. Therefore, the Revised Wells Fargo Letter failed to provide sufficient proof of ownership to demonstrate that the Proponent is entitled to submit the Proposal for inclusion in the Company's 2017 proxy statement under Rule 14a-8.

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2017 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1). The Company respectfully requests the Staff's concurrence with its decision to exclude the Proposal from its 2017 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the SEC if it so excludes the Proposal.

---

[2] The Response Letter also contained revisions to the shareholder proposal. However, this revised proposal does not alter the above proof of ownership analysis. When a shareholder submits a revised proposal, "[the] shareholder must prove ownership as of the date the original proposal is submitted." See Staff Legal Bulletin No. 14F (Oct. 18, 2011) (emphasis added).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-6145 or Gregory L. Nelson, the Company's Senior Vice President, General Counsel and Secretary, at (314) 554-6490, if we may be of any further assistance in this matter.

Very Truly Yours,



Marc O. Williams

Enclosures

cc: Edward Smith
Missouri Coalition for the Environment

Gregory L. Nelson
Ameren Corporation

EXHIBIT A


MCE
Missouri Coalition for the Environment
EFFECTIVE CITIZEN ACTION SINCE 1969

Mr. Gregory L. Nelson
Senior Vice President, General Counsel and Secretary
Ameren Missouri
1901 Chouteau Avenue
St. Louis, MO 63103

Dear Mr. Nelson, November 9, 2016

The Missouri Coalition for the Environment (MCE) and our members have long been concerned with the operation of the Callaway 1 nuclear reactor, including the challenges utilities and our government face for the safe, long-term storage of high-level radioactive waste.

In recent years, MCE challenged the license extension of the Callaway 1 nuclear reactor, in part; due to our concern the federal government has not yet sanctioned a permanent, high-level radioactive waste repository. MCE also joined a lawsuit challenging the Nuclear Regulatory Commission's (NRC) Continued Spent Fuel Storage Rule, which allows for the indefinite, onsite storage of high-level nuclear waste at reactor sites, including Callaway 1. Because the Continued Storage Rule was upheld, MCE is filing a shareholder resolution to request the expected costs of indefinitely storing high-level radioactive wastes at the Callaway 1 nuclear reactor site and its associated financial impact on shareholders.

MCE holds 249 shares of Ameren Corp. stock. We intend to hold these shares through the annual meeting of 2017. I, or a representative of MCE, will be at the annual meeting in 2017.

Sincerely,

Ed Smith

Edward Smith
Policy Director
Missouri Coalition for the Environment
3115 S. Grand Avenue, Ste. 650
St. Louis, Missouri


MCE
Missouri Coalition for the Environment
EFFECTIVE CITIZEN ACTION SINCE 1969

Shareholder Resolution for Ameren Missouri

Continued Storage of High Level Nuclear Waste

Whereas: The United States Nuclear Regulatory Commission (NRC) issued its Final Rule for Continued Storage of Spent Nuclear Fuel on September 19, 2014.[1] The Continued Spent Fuel Storage Rule paves the way for the indefinite long-term storage of high level nuclear waste at nuclear reactor sites, including Ameren Missouri's Callaway 1 by incorporating, into each reactor licensing and re-licensing decision, a determination that spent fuel can be stored indefinitely, in interim storage facilities, without any significant adverse environmental impact. The Rule forecloses any future legal challenge to the storage of spent reactor fuel at reactor sites on safety or environmental grounds, thereby effectively permitting above-ground spent fuel storage at reactor sites for an indefinite period that may amount to hundreds or even thousands of years.

Whereas: The United States Court of Appeals upheld the NRC's Continued Spent Fuel Storage Rule on June 3, 2016[2]; ensuring that the Rule will not be changed without an act of Congress.

Whereas: The NRC has never licensed a repository for permanent disposal of high-level waste and spent fuel generated by any nuclear reactor, including Callaway 1.

Whereas: Callaway 1 is expected to generate 3,782 spent fuel assemblies over the course of its operating license (which expires on October 18, 2044)[3], without any existing means of ensuring its safe and permanent disposal.

Whereas: In 2015, Ameren Missouri completed construction of a dry cask storage facility at Callaway 1 that will hold a maximum of 1,776 spent fuel assemblies[4].

Whereas: The HI-STORM UMAX Canister Storage System, which Ameren chose to use for dry cask storage, has received NRC approval for use up to only 20 years[56] with the option to extend the license for the storage system another 40 years.

Whereas: Ameren Missouri's Security and Exchange Commission (SEC) Annual Report[7] for fiscal year 2015 says that its "ownership and operation of a nuclear energy center creates business, financial,

---

[1] 79 Fed. Reg. 56,238 ("Continued Spent Fuel Storage Rule").
[2] *New York v. United States NRC*, 824 F.3d 1012 (D.C. Cir. 2016).
[3] Ameren's Callaway 1 Decommissioning Plan. August 17, 2015 (pg. 1.)
[4] https://www.ameren.com/missouri/callaway/managing-spent-nuclear-fuel
[5] NRC Holtec Dry Cask Evaluation Report http://www.nrc.gov/waste/spent-fuel-storage/designs.html
[6] Holtec https://www.inmm.org/Content/NavigationMenu/Events/PastEvents/31stSpentFuelSeminar/W6-Russell_HI-STORE_INMM_JAN_2016_R2.pdf

and waste disposal risks", including "continued uncertainty regarding the federal government's plan to permanently store A nuclear fuel and the risk of being required to provide for long-term storage of spent nuclear fuel at the Callaway energy center."

Resolved: Shareholders request that Ameren Missouri describe at reasonable cost, in its next annual report, its estimated shareholder losses for the continued storage of high-level nuclear waste at Callaway 1 for 100 years, 200 years, 300 years, 400 years, and 500 years beginning with the year 2010. The report will detail the cost and maintenance of the current and future dry cask storage system, including costs associated with regulatory compliance, personnel costs for the maintenance and security of the dry cask storage facilities, costs associated with the transfer of fuel rods from one dry cask storage unit to a new dry cask storage unit, the disposal costs of used dry casks, and other associated costs for complying with the safe storage of onsite high level spent fuel for each of the years 2010, 2110, 2210, 2310, and 2410.

---

[7] Ameren Missouri's SEC Annual Report for its FY ending December 31, 2015 (pg. 21)

EXHIBIT B

Page 10 redacted for the following reason:
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FISMA & OMB MEMORANDM M-07-16

EXHIBIT C


WELLS
FARGO
ADVISORS

Wells Fargo Advisors, LLC
MAC H0005-035
One North Jefferson Avenue
Saint Louis, MO 63103

November 9, 2016

MO Coalition for the Environment
3115 South Grand Blvd.
Suite 650
Saint Louis, MO 63118

RE: Verification of Assets

To Whom It May Concern

I am writing in response to your request to verify the financial information of MO Coalition for the Environment with Wells Fargo Advisors, LLC.

This letter serves as confirmation that MO Coalition for the Environment owns 249 shares of Ameren Corp Stock (AEE) in Standard account ***FISMA & OMB MEMORANDUM M-07-16*** Fargo Advisors, LLC. This information was based on the details of the account as of the close of business on November 8, 2016.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,



Erica Jackson
Field Services - Verifications



EXHIBIT D



Gregory L. Nelson
Senior Vice President
General Counsel & Secretary
Ameren Corporation

November 28, 2016

Mr. Edward Smith
Policy Director
Missouri Coalition for the Environment
3115 S. Grand Avenue, Ste. 650
St. Louis, MO 63118

Re: Ameren Stockholder Proposal

Dear Mr. Smith:

On November 15, 2016, we received your letter dated November 9, 2016 submitting a proposal from the Missouri Coalition for the Environment (the "Coalition") for inclusion in Ameren's (the "Company") 2017 proxy statement.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement you must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year by the date you submitted the proposal. The Coalition may prove such eligibility by submitting a written statement from the "record" holder of the shares (usually a broker or bank) verifying that as of the date that it submitted the proposal it had continuously held the requisite amount of the Company's common stock for at least the one year period prior to and including the date of submission of the proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012) ("SLB No. 14G"), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. A copy of each of Rule 14a-8(b) and SLB No. 14G, which apply to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

The Coalition's ownership statement from Wells Fargo is insufficient under Rule 14a-8(b) because it does not provide proof of the Coalition's continuous ownership for at least one year as of November 10, 2016, the date that the Coalition submitted its proposal (i.e., the date it was postmarked). Accordingly, in order to cure this defect and comply with Rule 14a-8(b), the Coalition must submit to us a proof of ownership letter verifying its continuous ownership of the requisite amount of the Company's common stock for at least the one year period preceding and including November 10, 2016, the date that the Coalition submitted its proposal.

Additionally, Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended, requires that in order to be eligible for inclusion in the Company's proxy statement the proposal, including any accompanying supporting statement, may not exceed 500 words. Pursuant to Staff Legal Bulletin No. 14 (CF), Shareholder Proposals (July 13, 2001) ("SLB No. 14"), "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." A copy of each of Rule 14a-8(d) and SLB No. 14, which apply to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

The Coalition's proposal does not satisfy the criteria for inclusion in the Company's proxy statement under Rule 14a-8(d) because it exceeds the 500-word limitation. Accordingly, in order to cure this defect and comply with Rule 14a-8(d), the Coalition must submit to us a revised proposal that does not exceed the 500-word limitation.

In order to meet the eligibility requirements for submitting a shareholder proposal, the Coalition must provide the requested information and revisions no later than 14 calendar days from the date you receive this letter on its behalf. If you provide us with documentation correcting this eligibility deficiency, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter on its behalf, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

Sincerely,



Gregory L. Nelson
Senior Vice President, General Counsel and Secretary

Enclosures

EXHIBIT E

Shareholder Resolution for Ameren Missouri

Whereas: The United States Nuclear Regulatory Commission (NRC) issued its Final Rule for Continued Storage of Spent Nuclear Fuel on September 19, 2014.[1] The rule allows for the indefinite long-term storage of high level nuclear waste at nuclear reactor sites, including Ameren Missouri's Callaway 1. The NRC foreclosed any future legal challenge to the storage of spent reactor fuel at reactor sites on safety or environmental grounds, thereby effectively permitting above-ground spent fuel storage at reactor sites for an indefinite period that may amount to hundreds or even thousands of years.

Whereas: The United States Court of Appeals upheld the NRC's Spent Fuel Storage Rule on June 3, 2016[2].

Whereas: The NRC has never licensed a repository for the permanent, safe disposal of high-level nuclear waste.

Whereas: Callaway 1 is expected to generate 3,782 spent fuel assemblies over the course of its operating license, which expires on October 18, 2044[3].

Whereas: In 2015, Ameren Missouri completed construction of a dry cask storage facility at Callaway 1 that will hold a maximum of 1,776 spent fuel assemblies[4].

Whereas: The HI-STORM UMAX Canister Storage System, which Ameren chose to use for dry cask storage, has received NRC approval for use up to 20 years[5][6] with the option to extend the license for the storage system another 40 years.

Whereas: Ameren Missouri's Security and Exchange Commission (SEC) Annual Report[7] for fiscal year 2015 says that its "ownership and operation of a nuclear energy center creates business, financial, and waste disposal risks", including "continued uncertainty regarding the federal government's plan to permanently store A nuclear fuel and the risk of being required to provide for long-term storage of spent nuclear fuel at the Callaway energy center."

Resolved: Shareholders request that Ameren Missouri create a report, by the end of 2017, estimating shareholder losses for the continued storage of high-level waste at Callaway 1. The report will estimate shareholder losses over the course of 100, 200, 300, 400, and 500 years into the future, beginning with the year 2000. The report shall include, but is not limited to, the cost of planning, construction, and maintenance of the current and future dry cask storage system(s), including costs

---

[1] 79 Fed. Reg. 56,238 ("Continued Spent Fuel Storage Rule").
[2] *New York v. United States NRC*, 824 F.3d 1012 (D.C. Cir. 2016).
[3] Ameren's Callaway 1 Decommissioning Plan. August 17, 2015 (pg. 1.)
[4] https://www.ameren.com/missouri/callaway/managing-spent-nuclear-fuel
[5] NRC Holtec Dry Cask Evaluation Report http://www.nrc.gov/waste/spent-fuel-storage/designs.html
[6] Holtec https://www.inmm.org/Content/NavigationMenu/Events/PastEvents/31stSpentFuelSeminar/W6-Russell_HI-STORE_INMM_JAN_2016_R2.pdf
[7] Ameren Missouri's SEC Annual Report for its FY ending December 31, 2015 (pg. 21)

associated with regulatory compliance, personnel costs for the maintenance and security of the cask storage facilities, costs associated with the transfer of fuel assemblies from one dry cask storage canister to a new dry cask storage canister, the disposal costs of used dry cask canisters, and other associated costs for complying with the safe storage of high-level spent fuel at Callaway 1.

Page 19 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16

EXHIBIT F


WELLS
FARGO
ADVISORS

Wells Fargo Advisors
MAC H0005-035
One North Jefferson Avenue
St. Louis, MO 63103

December 5, 2016

MO Coalition for the Environment
3115 South Grand Blvd.
Suite 650
Saint Louis, MO 63118

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of MO Coalition for the Environment with Wells Fargo Advisors.

This letter serves as confirmation that MO Coalition for the Environment has owned 249 shares of Ameren Corp Stock (AEE) in Standard account number ending in ***FISMA & OMB MEMORANDM M-07-16*** with Wells Fargo Advisors for more than a year. This information was based on the details of the account as of the close of business on December 2, 2016.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,



Erica Jackson
Field Services – Verifications